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RESIDENT PARTNERS
Lee Edwards
Ling Huang
Alan D. Seem
Admitted in New York

VIA EDGAR

August 4, 2011

Re:                      China Fire & Security Group, Inc.

Revised Preliminary Schedule 14A

Filed on July 14, 2011

File No. 001-33588

Amended Schedule 13E-3

Filed on July 14, 2011 by China Fire & Security Group, Inc., et. al.

File No. 005-80997

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Duchovny:

On behalf of China Fire & Security Group, Inc., a Florida corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of August 3, 2011 with respect to Amendment No. 2 to Schedule 13E-3, File No. 005-80997 (“Schedule 13E-3 Amendment No. 2”), and Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, File No. 001-33588 (the “Preliminary Proxy Statement Amendment No. 2”), both filed on August 1, 2011 by the Company and the filing persons named therein.  For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response.  Please note that all references to page numbers in the responses to the Staff’s comments on Preliminary Proxy Statement Amendment No. 2 are references to page numbers in Amendment No. 3 to Preliminary Proxy Statement (the “Preliminary Proxy

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Statement Amendment No. 3”) filed concurrently with the submission of this letter.  In addition, marked copies of Amendment No. 3 to Schedule 13E-3 (the “Schedule 13E-3 Amendment No. 3”) and Preliminary Proxy Statement Amendment No. 3 to show changes between Schedule 13E-3 Amendment No. 3 and Schedule 13E-3 Amendment No. 2 and between Preliminary Proxy Statement Amendment No. 3 and Preliminary Proxy Statement Amendment No. 2 are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in Preliminary Proxy Statement Amendment No. 3.

We represent the special committee established by the board of directors of the Company (the “Special Committee”).  To the extent any response relates to information concerning any of Amber Parent Limited, Amber Mergerco, Inc., Barclays Capital Asia Limited, Bain Capital Asia Integral Investors, L.P., Bain Capital Investors, LLC, Bain Capital Partners Asia, L.P., Bain Capital Asia Fund, L.P., Bain Capital Fund X, L.P., Bain Capital Partners X, L.P., Li Brothers Holdings Inc., Jin Zhan Limited, Vyle Investment Inc., Small Special Technology Inc., China Honour Investment Limited, Mr. Weigang Li, Mr. Brian Lin and Mr. Weishe Zhang, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Schedule 13E-3 Amendment No. 3 and Preliminary Proxy Statement Amendment No. 3 in response to the Staff’s comments.

* * *

Revised Preliminary Proxy Statement

Opinion of Barclays Capital, Financial Advisor to the Special Committee, page 36

1.                                      Please disclose the substance of your response to comment 6 in our July 26, 2011 letter.

In response to the Staff’s comment, the Preliminary Proxy Statement Amendment No. 2 has been revised to include the requested disclosure.  Please refer to pages 40 to 41 of the Preliminary Proxy Statement Amendment No. 3.

Position of the Sponsors, Parent and Merger Sub Regarding the Fairness of the Merger, page 47

Position of the Management Shareholders and Rollover Investors Regarding the Fairness of the Merger, page 50

2.                                      We reissue comment 10 from our July 26, 2011 letter.  We note that the revision made in the Sponsors disclosure (page 49) do not include an explanation for the failure to consider book value or liquidation value in making a fairness determination.  We also note that the majority of the revision describes actions taken by the special committee in reaching its fairness determination, not by the Sponsors, Parent and Merger Sub.  We refer you to comment 17 in our July 5, 2011 letter for additional guidance.  Finally, we are unable to find revised disclosure in the Management Shareholders and Rollover Investors disclosure responsive to our comment, except for new clause (iii) in the first bullet point of this section (page 50).

In response to the Staff’s comment, the Preliminary Proxy Statement Amendment No. 2 has been revised.  Please refer to pages 48 to 49 and 50 to 52 of the Preliminary Proxy Statement Amendment No. 3.

* * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at 1-212-848-8203.

Very truly yours,

By:	/s/ Ling Huang
Name: Ling Huang